Filed pursuant to Rule 253(g)(2)

File No. 024-11479

APTERA MOTORS CORP.

SUPPLEMENT DATED DECEMBER 30, 2021

 TO OFFERING CIRCULAR DATED AUGUST 10, 2021

Aptera Motors Corp. (the "Company") intends to end its active marketing efforts on December 31, 2021 for this offering, although the offering is continuing while the Company updates our investment portal.  The Company plans to reopen the portal when the update and maintenance is completed. While the portal is closed, please contact 2022ApteraInvest@aptera.us if you are interested in an investment in Company.